NGL Energy Partners LP

6120 South Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

March 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	NGL Energy Partners
Registration Statement on Form S-3 filed on August 20, 2014
File No. 333-198276

Ladies and Gentlemen:

NGL Energy Partners LP, a Delaware limited partnership (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-3 (File No. 333-198276) filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 20, 2014 (the “Registration Statement”) be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.  The Company requests this withdrawal because it has determined not to pursue the public offering to which the Registration Statement relates at this time.  Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to Bruce A. Toth of Winston & Strawn LLP, via email at btoth@winston.com.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	/s/ H. Michael Krimbill
Name: H. Michael Krimbill
Title: Chief Executive Officer